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                                                                 Exhibit (a)(4)



ACCRUE SOFTWARE, INC.
48634 Milmont Drive
Fremont, CA 94598

Phone: 510-580-4500 Fax 510-580-4504
www.accrue.com

VIA EMAIL AND HAND DELIVERY



                                January 31, 2002


TO EMPLOYEES AND DIRECTORS HOLDING OPTIONS TO PURCHASE COMMON STOCK UNDER THE ELIGIBLE STOCK OPTION PLANS HAVING AN EXERCISE PRICE IN EXCESS OF $4.13 PER
SHARE:

        Due to today's difficult market conditions, you hold stock options with an exercise price that exceeds the market price of our common stock. Because our board of directors recognizes that outstanding options may not currently be providing performance incentives for our valued employees, the board has considered a number of ways to provide you with the benefit of options that over time may have a greater potential to increase in value.

        As a result, we are happy to announce that Accrue Software, Inc. will offer to exchange your outstanding options under any of the Eligible Stock Plans that have an exercise price in excess of $4.13 per share for new options that we will grant under the Accrue Software, Inc. 1996 Stock Plan (the "1996 Plan"). The Eligible Stock Plans include the Accrue Software, Inc. 1996 Stock Plan, the Accrue Software Inc. 1999 Director's Stock Option Plan, the Accrue Software, Inc. 2000 Non-Executive Stock Option Plan, the Neovista Software, Inc. 1991 Incentive Stock Option Plan and the Neovista Software, Inc. 1991 Non-Qualified Stock Option Plan.

        You may tender (i.e. surrender for exchange) all, but not less than all, of these options you hold to us for new options. You also have the right to choose not to tender any of your options.

        The number of shares of common stock subject to the new options will be equal to the number of shares subject to the options that you tender and we accept for exchange, as adjusted for any stock splits, stock dividends and similar events. The tendered options that we accept will be canceled shortly following the expiration of the offer to exchange. We plan to grant the new options on or about the first business day that is at least six months and one day following the date we cancel the tendered options that are accepted by us. According to our current schedule, we expect to cancel options on or about March 5, 2002, and accordingly we expect to grant new options on or about September 7, 2002.

        You must be an employee or director of Accrue Software, Inc. or one of our subsidiaries continuously from the date you tender options through the date we grant the new options in order



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to receive new options. If for any reason you do not have an employment or director relationship with us continuously from the date you tender options through the date we grant the new options, you will not receive any new options or other consideration in exchange for your tendered options that have been accepted for exchange, and the tendered options will be canceled whether or not vested prior to the tender.

        The exercise price per share of the new options will be the fair market value on the date of grant, which is generally equal to the last reported sale price per share of our common stock on the Nasdaq National Market on the date of grant. As this date is in the future, we cannot predict the exercise price of the new options.

        Each new option will have the a vesting commencement date of September 30, 2001 and a three year vesting schedule, with 1/3 of the options vesting on the first anniversary of the vesting commencement date (September 30, 2002) and 1/36 of the options vesting at the end of each succeeding month for the next 24 months. The new vesting schedule means that the total number of shares vested under the new option as of the date of grant may not be equal to the number of shares that would have been vested on that date under the exchanged option had the exchanged option not been canceled but instead continued to vest in accordance with its terms.

        The board of directors makes no recommendation as to whether you should tender or refrain from tendering your options in the offer. You must make your own decision whether to tender your options.

        Our offer is being made under the terms and subject to the conditions of an offer to exchange and a related letter of transmittal and notice to withdraw tender, which are attached with this letter. You should carefully read the entire offer to exchange, letter of transmittal and notice to withdraw tender before you decide whether to tender any of your options. A tender of options involves risks which are discussed in the offer to exchange and other documents referenced in the offer to exchange. To tender options, you will be required to properly complete and return to us the letter of transmittal and any other documents specified in that letter before the expiration date of the offer to exchange. The offer to exchange is currently scheduled to expire at 6:00 p.m., California time, on March 4, 2002.

        If you have any questions about the offer, please call the undersigned or Ann Allison-Marsh at (510) 580-4900.

        We thank you for your continued efforts on behalf of Accrue Software, Inc.



                                                 Sincerely,

                                                 Accrue Software, Inc.

                                                 /s/ Jeffrey S. Walker
                                                 ------------------------------
                                                 Jeffrey S. Walker
                                                 Chief Executive Officer
Enclosures